
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 11, 2011

Via E-Mail
Mr. Gareb Shamus, President and Chief Executive Officer
Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, New York 10019

> **Re:** **Wizard World, Inc.**
> **Form 8-K/A**
> **Filed September 13, 2011**
> **File No. 000-33383**

Dear Mr. Shamus:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed September 13, 2011

Entry Into a Material Definitive Agreement

1. We note your response to comment one of our letter dated July 26, 2011 that the share exchange agreement is incorrect. To the extent Exhibit 2.1 as filed on Edgar is not the correct version, please file the correct version. If the inconsistency is for another reason, please disclose.

Business, page 3
Background, page 4

2. We note the removal of Anaheim from the list of conventions production rights you have acquired. However, this results in 11 convention production rights locations, not 12. Please revise the disclosure accordingly.

3. We reissue comment four of our letter dated July 26, 2011 as we are unable to locate responsive disclosure. Please discuss the business development of Conventions as required by Items 101(h)(1)-(3) of Regulation S-K.

4. We note your revised disclosure in response to comment five of our letter dated July 26, 2011. Please clarify whether the royalty of 10% of exhibitor revenues over $40,000 is capped at $60,000. Furthermore, please file the GCX Holdings, Wizard Mid-Ohio acquisition agreement. We are unable to locate this exhibit.

Conventions, page 5

5. We note your revised disclosure in response to comment eight of our letter dated July 26, 2011. Please reconcile your disclosure "if [you] were to receive revenues" from conventions with your substantial convention revenue line item in your statement of operations.

Growth Strategy, page 11

6. We note your response to comment 13 of our letter dated July 26, 2011 that you plan to raise additional money through private placements of convertible preferred stock, convertible promissory notes and warrants and we reissue the comment. You have removed this disclosure from your amended filing. Please revise to add back this disclosure and discuss your plan of raising additional capital through private placements in greater detail.

7. We note you plan to launch Wizard World Digital Entertainment Network by the end of 2011 and that you will work with display advertising networks and third party representation firms. Please revise to discuss in greater detail your relationship with these third parties. In the event any have been identified, name the party and disclose in what stage of negotiations you are. Attach any executed agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 21

8. We reissue comment 14 of our letter dated July 26, 2011. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Results of Operation, page 22

9. Your response did not fully address our prior comment 15. Please disclose how much of the increase in revenue was related to an increase in events as opposed to an increase in per event revenue to the extent practicable.

Management, page 31

10. We reissue comment 16 of our letter dated July 26, 2011. Please revise to provide complete Regulation S-K Item 401(e) disclosure for each officer and director, including beginning and end dates for each employment and/or director position. As nonexclusive examples, disclose when Mr. Fields become chief executive officer, secretary and director for Spirit Exploration, Inc., when Mr. Suess became a director for TicTock Studios and Derycz Scientific, Inc. and we the business experience for Mr. Mat between December 2009 and June 2010.

11. We partially reissue comment 17 of our letter dated July 26, 2011. Mr. Field should be included in the list of officers and directors on page 31, as he was an officer at the time of the filing of the Form 8-K.

Involvement in Certain Legal Proceedings, page 33

12. We reissue comment 19 of our letter dated July 26, 2011. Since the company possesses the information to be in the position to know, please revise the opening sentence in this section to make a definitive statement with respect to the company's directors and officers.

Executive Compensation, page 33

13. We partially reissue comment 18 of our letter dated July 26, 2011. Please revise to provide a discussion of the potential payments upon termination or change of control in the Executive Compensation section.

14. We reissue comment 20 of our letter dated July 26, 2011. While Mr. Shamus did not become CEO of the company until December 7, 2010, Mr. Shamus is also CEO of Conventions, which was acquired by the company, and therefore the compensation provided to Mr. Shamus through Conventions should be disclosed in this section.

15. We partially reissue comment 21 of our letter dated July 26, 2011. Please disclose the material terms of your 2011 Incentive Stock and Award Plan as we are unable to locate responsive disclosure. In this regard, we note terms, among others, relating to price and to the number of shares covered by the plan.

Certain Relationships and Related Transactions, page 36

16. We reissue comment 22 of our letter dated July 26, 2011. Please revise to clarify as of what date the outstanding balances of your debt transactions have been disclosed. In addition, please clarify how these transactions relate to Wizard World Inc. and its predecessor and tell us how you accounted for these transactions. We continue to note that these transactions do not appear to be reflected in the financial statements. It appears that you may be using the reference to "Conventions" in this section differently than as disclosed at the beginning of the Form 8-K. For instance, you refer to acquiring the domain name and intellectual property rights from Conventions. However, the disclosure on page one reflects that the company acquired Conventions. Please provide clear disclosure throughout this section of these related party transactions.

17. We reissue comment 23 of our letter dated July 26, 2011. Please include in this section the related party transaction discussed in footnote five to the financial statements.

Exhibits

18. We note that Exhibit 10.1 is missing exhibits, schedules and/or attachments. In addition, we note that Schedule 1 to Exhibit 10.5 is not complete. We also note that Exhibit 10.1to the Form 8-K filed on August 30, 2011 is missing exhibits, schedules and/or attachments. Please file these exhibits in their entirety.

Item 9.01 Financial Statements and Exhibits, page 57

19. Your response did not address our prior comment 27. Please remove the reference to Exhibit 99.2 in subparagraph (a) of this section as you have included financial statements in this amended Form 8-K instead of including them in exhibits.

Financial Statements

20. We note your response to prior comment 30. Please explain further to us why you believe it is relevant and useful to present financial statements through December 31, 2010, a period that combines both post-merger and pre-merger periods instead of the financial statements for the required pre-merger periods, i.e., as of and for each of the years ended December 31, 2008 and 2009 plus as of and for the nine months ended September 30, 2010. Please also identify the amount of revenues earned and amount of net income or loss for Conventions for the period from December 8, 2010 and December 31, 2010, explain why you have not disclosed that you combined premerger and post-merger periods and also explain how you believe investors should evaluate this presentation. Finally, please clarify what you mean by "unconsolidated" financial statements as that term can be interpreted as meaning the applicable financial statements are not presented in accordance with GAAP. We may have further comments upon review of your response.

Notes to the Consolidated Financial Statements

21. Please tell us where you provided the disclosure requested in prior comment 28 as we do not see them in the financial statements. Accordingly, we reiterate the comment. We would expect the Basis of Presentation note to include these disclosures. Please revise.

Note 8 – Subsequent Events, page F-14

22. We note your response to our prior comment 29. We note your response did not address our comment as there has been no change to Note 8 – Subsequent Events. Please expand the disclosure in this footnote to describe in detail the transaction that resulted in Kick the Can Corp becoming the successor to Wizard Conventions if that transaction was actually a subsequent event, otherwise, please include that disclosure in a non-Subsequent Events footnote. Please also explain why the financial statements presented are those of Wizard Conventions given that Goenergy merged with Kick-the-Can.

Pro Forma Financial Information

23. We note your response to our prior comment 31. We note you state you provided pro forma financial statements; however, we cannot locate the pro forma financial statements in your amended filing. Please revise to present pro forma financial information giving effect to the merger between Wizard Conventions and Kick-the-Can Corp and the merger between Kick-the-Can Corp and Goenergy.

Other Exchange Act Reports

24. You disclose in prior comment 32 that you have changed your year-end from July 31 to December 31. We presume this change was made in connection with the merger with Kick-the-Can. If so, please note you are not required to file Forms 10-Q for the interim periods ended January 31, 2011, April 30, 2011 and a Form 10-K for the year ended July 31, 2011. You should file instead for Wizard World Inc, a Form 10-K for the year ended December 31, 2010, and Forms 10-Q for the interim periods ended March 31, 2011 and June 30, 2011. If that this is not the case, please explain to us your plans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

> Sincerely,
>
> /s/ Pamela Howell
> for
>
> John Reynolds
> Assistant Director